SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2024

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: June 28, 2024

List of Materials

Documents attached hereto:

i) Granting of Restricted Stock Units (“RSUs”)

June 28, 2024

Sony Group Corporation

Granting of Restricted Stock Units (“RSUs”)

In June 2022, Sony Group Corporation (the “Corporation”) introduced a stock compensation plan under which shares of its common stock are delivered after the vesting of RSUs (the “Plan”), and today the Corporation announces that it has decided to grant RSUs to the directors, corporate executive officers and employees of the Corporation, and the directors, officers and employees of the subsidiaries of the Corporation (the “Recipients”) under the Plan, as follows.

1.	Summary of Seventh Series RSUs

(1)	Designation of the Recipients, the number of Recipients and the number of RSUs to be granted

Directors of the Corporation	8 persons	(RSUs corresponding to a total of up to 9,920 shares)

(2)	Method of Vesting

On the condition that the Recipient holds, throughout the period between the date of grant of the RSUs and the first day of the month following the month of the ninth anniversary of the date of grant (if such date falls on a holiday of the Corporation, the following business day), a position as a director of the Corporation, all RSUs held by the Recipient shall vest on the first day of the month following the month of the ninth anniversary of the date of grant (if such date falls on a holiday of the Corporation, the following business day); provided, however, if, before the vesting, the Recipient ceases to hold his or her position as a director of the Corporation (and if such Recipient is a U.S. taxpayer, the Recipient ceases to hold his or her position in a way that such loss of position constitutes a “separation from service” as defined under U.S. Treasury Regulation Section 1.409A-1(h)), due to his or her death or any other justifiable reason that is approved by the Compensation Committee (which shall be accepted by the Compensation Committee unless there is a special circumstance) at a certain time after the loss of such position with the Corporation as stated in Section 6. below, the outstanding RSUs at the time of the loss of such position shall vest and the same number of shares shall be delivered.

2.	Summary of Eighth Series RSUs

(1)	Designation of the Recipients, the number of Recipients and the number of RSUs to be granted

Corporate executive officers of the Corporation	6 persons	(RSUs corresponding to a total of up to 170,300 shares)
Employees of the Corporation	3 persons	(RSUs corresponding to a total of up to 14,200 shares)
Directors and any other officers of the subsidiaries of the Corporation	7 persons	(RSUs corresponding to a total of up to 127,362 shares)
Total	16 persons	(RSUs corresponding to a total of up to 311,862 shares)

(2)	Method of Vesting

On the condition that the Recipient holds, throughout the period between the date of grant of the RSUs and the first day of the month following the month of the third anniversary of the date of grant (if such date falls on a holiday of the Corporation, the following business day), a position as a director, a corporate executive officer and/or any other officer at, or an employee of, the Corporation and/or a Related Company of the Corporation (a “Related Company” means a “subsidiary (kogaisha)” as defined in Article 8, Paragraph 3 of the Ordinance on the Terminology, Forms and Preparation Methods of Financial Statements, etc. or an “affiliated company (kanren kaisha)” as defined in Paragraph 5 of such Article (hereinafter the same shall apply); and together with the Corporation, the “Group Companies”), all RSUs held by the Recipient shall vest on the first day of the month following the month of the third anniversary of the date of grant (if such date falls on a holiday of the Corporation, the following business day); provided, however, if, before the vesting, the Recipient ceases to hold all of his or her positions as a director, a corporate executive officer and/or any other officer at, and, if applicable, ceases to be an employee of, the Group Companies due to his or her death or any other justifiable reason that is approved by the Compensation Committee or the Representative Corporate Executive Officer of the Corporation, at a certain time after the loss of such position with the Group Companies as stated in 6. below, a pro-rata portion of the outstanding RSUs shall vest and the same number of shares shall be delivered; the pro-rata portion of RSUs shall be determined by the Corporation according to the length of time between the date of grant of the RSUs and the date of the loss of such position with the Group Companies. However, the Compensation Committee or the Representative Corporate Executive Officer may adjust the number of shares to be delivered within the number of RSUs that the Recipient holds.

3.	Summary of Ninth Series RSUs

(1)	Designation of the Recipients, the number of Recipients and the number of RSUs to be granted

Employee of the Corporation	1 person	(RSUs corresponding to a total of up to 5,152 shares)
Director of the subsidiaries of the Corporation	10 persons	(RSUs corresponding to a total of up to 50,727 shares)
Employees of the subsidiaries of the Corporation	177 persons	(RSUs corresponding to a total of up to 167,204 shares)
Total	188 persons	(RSUs corresponding to a total of up to 223,083 shares)

(2)	Method of Vesting

On the condition that the Recipient holds, throughout the period between the date of grant of the RSUs and each date of vesting set out in column (1) of the table below, a position as a director, a corporate executive officer and/or any other officer at, or an employee of any of the Group Companies, the RSUs shall vest on each date of vesting as set out in column (2) of the table below (or, if the date falls on a holiday of the Corporation, the following business day). The number of the units that vest on the first day of the month following the month of the first anniversary of the date of grant or the first day of the month following the month of the second anniversary of the date of grant will be rounded down to the nearest one (1) units.

	<Date of vesting> (1)	<Number of vesting units> (2)
a.	First day of the month following the month of the 1st anniversary of the date of grant	One-third of the number of units granted
b.	First day of the month following the month of the 2nd anniversary of the date of grant	One-third of the number of units granted
c.	First day of the month following the month of the 3rd anniversary of the date of grant	Remaining number of units granted

If, before the vesting, the Recipient ceases to hold all of his or her positions as a director, a corporate executive officer and/or any other officer at, and, if applicable, ceases to be an employee of, the Group Companies due to his or her death or any other justifiable reason that is approved by the Compensation Committee or the Representative Corporate Executive Officer of the Corporation, at a certain time after the loss of such position with the Group Companies as stated in 6. below, a pro-rata portion of the outstanding RSUs shall vest and the same number of shares shall be delivered; the pro-rata portion of RSUs shall be determined by the Corporation according to the length of time between the grant date of the RSUs and the date of the loss of such position with the Group Companies. However, the Compensation Committee or the Representative Corporate Executive Officer may adjust the number of shares to be delivered within the number of RSUs that the Recipient holds.

4.	Summary of Tenth Series RSUs

(1)	Designation of the Recipients, the number of Recipients and the number of RSUs to be granted

Directors and any other officers of the subsidiaries of the Corporation	10 persons	(RSUs corresponding to a total of up to 6,600 shares)
Employee of the subsidiaries of the Corporation	1 person	(RSUs corresponding to a total of up to 300 shares)
Total	11 persons	(RSUs corresponding to a total of up to 6,900 shares)

(2)	Method of Vesting

All the RSUs held by the Recipient shall vest on the date specified below corresponding to the quarter in which the Recipient ceases to hold all the positions that he or she holds as a director, a corporate executive officer and/or any other officer at, and, if applicable, ceases to be an employee of, the Group Companies (or, if the date falls on a holiday of the Corporation, the following business day).

Quarter	Vesting Date (JST)
a) First quarter (April 1 to June 30)	August 1 of the same year
b) Second quarter (July 1 to September 30)	December 1 of the same year
c) Third quarter (October 1 to December 31)	February 1 of the next year
d) Fourth quarter (January 1 to March 31)	May 1 of the same year

If, before the vesting, the Recipient ceases to hold all of his or her positions as a director, a corporate executive officer and/or any other officer at, and, if applicable, ceases to be an employee of, the Group Companies due to his or her death, at a certain time after the loss of such position with the Group Companies as stated in Section 6. below, RSUs shall vest and the same number of shares shall be delivered.

5.	Date of Grant

July 25, 2024 (scheduled)

6.	Method and Timing of Delivery of the Shares of the Corporation

After the vesting of the Seventh Series RSUs, the Eighth Series RSUs, the Ninth Series RSUs and the Tenth Series RSUs, the Corporation will promptly deliver the shares of the Corporation in the same number as the number of vested units by way of issuing new shares or transferring treasury stock pursuant to the decision of the Representative Corporate Executive Officer of the Corporation through contribution in kind of monetary compensation receivables against the Group Companies that are provided by the Group Companies to the Recipients (the Corporation will cumulatively assume the debt obligation owed to the Recipients of its Related Companies in relation to the monetary compensation receivables that are granted to such Recipients of its Related Companies); provided, however, if any Recipient that received the Seventh Series RSUs is a U.S. taxpayer and a “specified employee” (as determined in accordance with Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations and guidance promulgated thereunder, including the exemptions therefrom (“Section 409A”)), the delivery of shares may be delayed to the extent necessary to comply with the requirements of Section 409A. The foregoing notwithstanding, if deemed necessary by the Corporation, instead of the Related Company granting a monetary compensation receivable to the Recipient, the Corporation may take measures it deems appropriate, such as having such Related Company pay money to such Recipient in an amount equal to the amount of such monetary compensation receivable. In this case, such Recipient shall acquire the shares of the Corporation in the same number as the number of vested units by paying cash to the Corporation in exchange for the Shares. If the total number of issued shares of the Corporation increases or decreases due to stock consolidation or stock split (including free distribution of shares (musho wariate)), the Corporation will adjust the number of shares to be delivered by multiplying such number by the ratio of the consolidation or split.

In addition, the amount to be paid per share for the shares of the Corporation to be issued or transferred under the Plan shall be determined by the Corporation (i) based on the closing price of the share of the Corporation in the regular trading thereof on the Tokyo Stock Exchange on the trading day immediately preceding the date when the Representative Corporate Executive Officer of the Corporation makes a decision with respect to such issuance or transfer (or, if no transaction has been effected on such trading day, the closing price on the immediately preceding trading day) and (ii) at a price that is not particularly favorable to the Recipients and within a range that will be compliance with applicable laws and regulations.

If any special circumstances make it difficult to deliver the shares of the Corporation or if the Corporation otherwise deems it necessary, the Corporation may, at the Corporation’s discretion, pay monies of equal value as a substitute for the delivery of the shares of the Corporation.

7.	Other matters common to the Seventh Series RSUs, the Eighth Series RSUs, the Ninth Series RSUs and the Tenth Series RSUs

(1)	Events that would extinguish the RSUs

In the event that (i) the Recipient chooses to forego his or her RSUs by the date of vesting, or (ii) the Recipient is subject to imprisonment or other serious criminal penalty, (iii) a petition for the commencement of bankruptcy proceedings, the commencement of civil rehabilitation proceedings or the commencement of any other similar proceedings is filed against the Recipient, (iv) a petition for attachment, provisional attachment, provisional disposition, compulsory execution or public auction is filed against the Recipient, or the Recipient receives a penalty for any default on the payment of taxes or other public dues, or (v) certain other events stipulated in advance by the Corporation occur, all of the unvested RSUs will be extinguished.

(2)	Handling in the event where reorganization or any other similar events occur

If a proposal with respect to a merger agreement under which the Corporation will be dissolved, a share exchange agreement or a share transfer plan under which the Corporation will become a wholly-owned subsidiary, or any other reorganization is approved at a shareholders’ meeting of the Corporation (or by the Board of the Corporation if such approval at a shareholders’ meeting of the Corporation is not required with respect to such reorganization) or any other events stipulated by the Corporation occur, the Corporation may deliver to the Recipients the shares of the Corporation, money, or shares of the other party to such reorganization in the number or amount reasonably stipulated in accordance with the decision of the Representative Corporate Executive Officer of the Corporation based on the period that has elapsed between the date of grant and the effective date of such reorganization or any other factors.

(3)	Restriction on disposal of the RSUs

The Recipients may not transfer or encumber or otherwise dispose of any RSUs in any manner whatsoever.

8.	Other

The Corporation will file a registration statement (Form S-8) regarding the delivery of shares under the Plan to the U.S. Securities and Exchange Commission.

End